December 7, 2021

Re: Altamira Therapeutics Ltd.
Registration Statement on Form F-3
Registration No. 333-261127

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on December 8, 2021 or as soon thereafter as is practicable.

Sincerely,

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer

Via EDGAR